UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

 Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Mr. Cooper Group Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
62482R107

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 426,148
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 426,148
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,148
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47%
12		TYPE OF REPORTING PERSON PN

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Event Driven Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,614,918
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,614,918
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,918
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.78%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Strategic Master Fund SPC, Ltd. - MSP1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,590,696
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,590,696
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,696
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.75%
12		TYPE OF REPORTING PERSON OO

**The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Strategic Master Fund SPC, Ltd. - MSP6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 800,762
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 800,762
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,762
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.88%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 971,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 971,150
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.07%
12		TYPE OF REPORTING PERSON PN

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 426,148
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 426,148
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,148
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 8 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,403,674
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,403,674
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,674
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12		TYPE OF REPORTING PERSON PN, IA

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 9 of 13 Pages

1		NAME OF REPORTING PERSONS Greywolf GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,403,674
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,403,674
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,674
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 10 of 13 Pages

1		NAME OF REPORTING PERSONS Jonathan Savitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,403,674
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,403,674
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,674
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12		TYPE OF REPORTING PERSON IN

** The reporting persons making this filing hold an aggregate of 5,403,674 Shares, which is 5.95% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 11 of 13 Pages

This Amendment No.7 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on April 15, 2012 (together with all prior and current amendments thereto, this “Schedule 13G/A”).

Item 1.	(a) Name of Issuer:

Mr. Cooper Group Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

8950 Cypress Waters Blvd

Coppell, TX 75019

Item 2.	(a) Name of Person Filing:

(i) Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii) Greywolf Event Driven Master Fund, a Cayman Islands exempted company (“Greywolf Event Driven”), with respect to the Shares held by it;

(iii) Greywolf Strategic Master Fund SPC, Ltd. - MSP1, a Cayman Islands exempted company (“MSP1”), with respect to the Shares held by it;

(iv) Greywolf Strategic Master Fund SPC, Ltd. - MSP6, a Cayman Islands exempted company (“MSP6”), with respect to the Shares held by it;

 (v) Greywolf Opportunities Fund II, LP, a Delaware limited partnership (“Greywolf Opportunities II”), with respect to the Shares held by it;

(vi) Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares held by Greywolf Capital II;

(vii) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II, Greywolf Event Driven, MSP1 and MSP6 and the general partner of Greywolf Opportunities II (the “Investment Manager”), with respect to the Shares held by the Greywolf Funds (as defined below);

(viii) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by the Greywolf Funds; and

(ix) Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares held by the Greywolf Funds.

Greywolf Capital II, Greywolf Event Driven, MSP1, MSP6 and Greywolf Opportunities II are together referred to herein as the “Greywolf Funds.”

(b) Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Event Driven, MSP1 and MSP 6 is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) Greywolf Event Driven is 190 Elgin Avenue, George Town, GRAND CAYMAN, KY1-9007; and (iii) MSP1 and MSP6 is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman KY1-1104.

(c) Citizenship:

The citizenship of each of the Reporting Persons is set forth in the cover page for each Reporting Person.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

(e) CUSIP Number:

62482R107

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 12 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an entity specified in (a) - (k):
Not Applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are owned directly by such Greywolf Fund. The General Partner, as general partner of Greywolf Capital II, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager of the Greywolf Funds other than Greywolf Opportunities II and as the general partner of Greywolf Opportunities II, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G/A pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62482R107	SCHEDULE 13G/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By: Jonathan Savitz

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Senior Managing Member

GREYWOLF GP LLC
By: Jonathan Savitz

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Managing Member

GREYWOLF CAPITAL MANAGEMENT LP
On its own behalf
And as Investment Manager to
GREYWOLF EVENT DRIVEN MASTER FUND,
Greywolf Strategic Master Fund SPC, Ltd. - MSP1 and
Greywolf Strategic Master Fund SPC, Ltd. - MSP6 and
As the General Partner of
GREYWOLF OPPORTUNITIES FUND II, LP

By: Jonathan Savitz

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Managing Member of Greywolf GP LLC, its General Partner

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz